
Mail Stop 4631

July 8, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

>   **Re: Promotora Valle Hermosa, Inc.**
>   **Amendment No. 7 to Schedule 14C filed July 2, 2009**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Quarter Ended March 31, 2009**
>   **File No. 000-27199**

Dear Mr. Kim:

We have reviewed your response letter dated July 2, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

AMENDED SCHEDULE 14C FILED ON JULY 2, 2009

General

1. Please provide in writing, a statement from the company acknowledging that the company is responsible for the adequacy and accuracy of the disclosure in the filing.

Financial Statements
Notes to the Financial Statements
General

2. It appears that certain amounts in the notes to the financial statements, including notes 3, 5, 7, and 9 were also restated. Please clearly indicate the columns which were restated in these notes to the financial statements. In a similar manner, please indicate which periods have been restated in your selected financial data provided on page 23.

Note 10. Restated Consolidated Financial Statements, page 54

3. We note your response to prior comment 3. It is unclear why you did not record a foreign currency transaction gain or loss for the year ended December 31, 2007 given that the amounts owed under the notes payable to Dunchoille Holdings Limited and OJSC Ros Der Bank were borrowed during 2007. Please advise or revise as necessary. Your explanation should include the amount of the foreign currency transaction gain or loss that should be recorded for the year ended December 31, 2007 pursuant to paragraph 15 of SFAS 52. Please also provide us with a materiality analysis which includes your consideration of the guidance in SAB Topic 1:M in determining whether the revisions would be material to each line item impacted. In a similar manner, please address why there would be no impact to the financial statements for the three months ended March 31, 2008.

4. On page 60 you state that you corrected an error in your financial statements for the year ended December 31, 2007 related to your note payable to Dunchoille Holdings Limited in the amount of approximately $718,000 due to an incorrect translation of the note from rubles to U.S. dollars. Accumulated other comprehensive income was restated in both the balance sheet and statement of stockholders' equity in the amount of approximately $718,000 to reflect the correction in unrealized foreign currency translation. It is unclear why this is being reflected as a foreign currency translation gain or loss in accumulated comprehensive income rather than a foreign currency transaction gain or loss on your statement of operations. Please advise or revise as necessary.

5. Your disclosures on page 49 indicate that you are recording certain realized exchange gains or losses associated with the notes payable to Dunchoille Holdings Limited and OJSC Ros Der Bank in the selling, general and administrative costs line item, which is included in your determination of income from operations. It is not clear why these realized exchange gains or losses would not be classified in a similar manner to your foreign currency transaction gains or losses related to these notes, which are excluded from your determination of income from operations. Please revise or advise.

Unaudited Financial Statements
General

6. Please address the comments above, as applicable.

Note 9. Restated Consolidated Financial Statements, page 80

7. You originally accounted for the foreign currency transaction loss in the fourth quarter of 2008 in other comprehensive income. You restated your statement of

operations to reflect the $995,000 foreign currency transaction loss, net of taxes, in current net income in 2008 and not in the first quarter of 2009. Your disclosures on page 77 indicate that the notes payable to Dunchoille Holdings Limited were paid in full on the maturity date of the agreement in 2008. Your disclosures also indicate that the notes payable to OJSC Ros Der Bank were paid in full in February 2009. Please clarify the amount of gain or loss recorded when the notes payable to OJSC Ros Der Bank were paid in February 2009 and which line item includes this gain or loss amount.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

8. Please address the comments above, as applicable.

9. We remind you that when you file your restated Form 10-K you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion as well as consideration of whether the audit opinion should be dual dated;

- full compliance with SFAS 154, paragraph 26;

- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

- updated Item 9A(T). disclosures should include the following:

  o a discussion of the restatement and the facts and circumstances surrounding it,

  o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,

  o changes to internal controls over financial reporting, and

  o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

- Refer to Items 307 and 308(T) of Regulation S-K; and

- include all updated certifications.

10. You should also address the above items, as applicable, when you file your restated Form 10-Q for the period ended March 31, 2009.

11. We remind you to consider the filing requirements of Item 4.02 of Form 8-K.

<u>FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009</u>

<u>General</u>

12. Please address the above comments, as applicable.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

                                       Sincerely,

                                       Pamela Long
                                       Assistant Director

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036